Ranch Hand Supply Co. LLC (the "Company") a Texas Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ranch Hand Supply Co. LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 21, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	4,950,087	605,248
Accounts Receivable	328,355	304,696
Accounts Receivable - Related Party	-	179,432
Prepaid Expenses	199,268	37,503
Inventory	1,349,923	1,631,018
Total Current Assets	6,827,633	2,757,897
Non-current Assets		
Furniture, Machinery & Equipment, Computers, and Leasehold Improvements, net of Accumulated Depreciation	343,983	827,156
Right-of-use Assets: Equipment, net of Accumulated Depreciation	692,415	-
Intangible Assets: Software, net of Accumulated Depreciation	9,414	8,918
Security Deposits	33,690	66,436
Total Non-Current Assets	1,079,501	902,510
TOTAL ASSETS	7,907,135	3,660,407
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	874,015	323,831
Accrued Expenses	1,063,905	334,541
Line of Credit	-	325,000
Sales Tax Payable	191	256
Convertible Note	6,878,513	-
Accrued Interest	90,240	-
Lease Liability - Current Portion	240,451	
Other Liabilities	-	5,987
Total Current Liabilities	9,147,315	989,615
Long-term Liabilities		
Lease Liability	451,964	-
Total Long-Term Liabilities	451,964	-
TOTAL LIABILITIES	9,599,279	989,615
EQUITY		
Member's Equity	9,364,767	3,351,820
Accumulated Deficit	(11,056,909)	(681,029)
Total Equity	(1,692,142)	2,670,791
TOTAL LIABILITIES AND EQUITY	7,907,135	3,660,407

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	5,137,983	3,447,309
Cost of Revenue	6,187,493	1,950,610
Gross Profit	(1,049,510)	1,496,699
Operating Expenses		
Advertising and Marketing	3,216,305	641,834
Bad Debt Expense - Related Party	179,432	-
General and Administrative	5,563,646	1,156,486
Research and Development	75,852	5,716
Rent and Lease	90,000	8,775
Depreciation	30,198	77,066
Total Operating Expenses	9,155,433	1,889,878
Operating Income (loss)	(10,204,943)	(393,180)
Other Income		
Interest Income	268	773
Other	28,091	-
Total Other Income	28,359	773
Other Expense		
Interest Expense	96,856	107,270
Other	102,440	1,429
Total Other Expense	199,296	108,698
Provision for Income Tax	-	-
Net Income (loss)	(10,375,880)	(501,105)

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2020	1,101,818	-	(179,924)	921,894
Capital Contributions	2,250,002	-	-	2,250,002
Net Income (Loss)	-	-	(501,105)	(501,105)
Ending Balance 12/31/2020	3,351,820	-	(681,029)	2,670,791
Capital Contributions	6,012,947	-	-	6,012,947
Net Income (Loss)	-	-	(10,375,880)	(10,375,880)
Ending Balance 12/31/2021	9,364,766	-	(11,056,909)	(1,692,142)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(10,375,880)	(501,105)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Gain on Sale of Fixed Asset	-	1,429
Write-off of Security Deposit	41,136	
Depreciation	30,198	77,066
Accounts Payable	550,188	281,911
Accrued Liabilities	732,717	322,774
Inventory	(35,153)	(1,240,752)
Accounts Receivable	(23,659)	(304,696)
Accounts Receivable - Related Party	179,432	330,854
Prepaids	154,484	(423,906)
Accrued Interest	86,882	105,177
Other	(3,901)	5,173
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,712,324	(844,971)
Net Cash provided by (used in) Operating Activities	(8,663,556)	(1,346,076)
INVESTING ACTIVITIES		
Machinery, Equipment, and Furniture	(95,100)	(491,470)
Sale of Equipment	-	10,000
Computers	(43,523)	(16,713)
Software	(8,025)	(8,918)
Leasehold Improvements	(28,896)	(77,481)
Security Deposits	(8,390)	(48,636)
Net Cash provided by (used by) Investing Activities	(183,934)	(633,218)
FINANCING ACTIVITIES		
Line of Credit	(325,000)	325,000
Convertible Notes	6,878,513	-
Lease Financing	625,869	-
Proceeds from sale of Class B units	-	2,250,002
Proceeds from sale of Class C units	5,999,606	-
Proceeds from Class RR units options exercised	13,340	-
Net Cash provided by (used in) Financing Activities	13,192,329	2,575,002
Cash at the beginning of period	605,248	9,541
Net Cash increase (decrease) for period	4,344,839	595,707
Cash at end of period	4,950,087	605,248

Ranch Hand Supply Co. LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ranch Hand Supply Co. LLC ("the Company") was formed in Texas on July 10th, 2019. The Company is a ready to drink canned cocktail company making drinks that contain real spirits and no added sugar. The Company was founded in Austin, Texas and the production facility is located just outside of Austin in Dripping Springs. The Company has national distribution partners who service each state.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiaries, Ranch Hand LLC, Rider Ventures LLC, and Ranch Rider Holdings LLC. Ranch Hand LLC is the operating entity containing all operations for the Company, as the Company acts solely as the holding entity for the equity of the owners. Rider Ventures LLC and Ranch Rider Holdings LLC have not had any activity since their inception. There were no transactions that required intercompany elimination.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Concentration of Revenue

The Company generated a large portion of revenue primarily from one customer resulting in $4,875,617 or 95% of revenue and $3,248,920 or 94% of revenue being generated in 2021 and 2020, respectively, from this client. Company management believes it has a strong relationship with this customer and that the likelihood of anything happening to this customer to be low.

Cost of Revenue

The Company incurred an increase in the cost of revenue as a percentage of total revenue from 57% in 2020 to 120% in 2021. Management concluded that the primary reason for the increase was due to three factors. Firstly, the Company recognized a $2.4M loss from obsolete products due to can stability and refermentation issues. The Company has taken steps to correct this issue by leasing pasteurizers to prevent any refermentation issues and have found a new can supplier whose cans are compatible with their liquid product. Second, the Company increased their depletion allowance resulting in increased discounts to their distributors in order to increase sales volume and expand their brand. Lastly, the Company had increased costs due to being unable to find labor resulting in outsourcing various labor at an increased rate.

Other Income

The Company recognized other income of $28,091 in 2021. This amount was primarily generated from insurance proceeds due to the loss of a product, gain on the disposal of a fixed asset, as well as profit sharing from a discontinued food truck venture that was previously operated by one of the founders.

Prepaids

The Company had prepaid expenses totaling $199,268 as of December 31st, 2021. The total consisted of prepaid marketing expenses in the amount of $73,543, prepaid rent in the amount of $32,333, prepaid sales expenses in the amount of $17,711, prepaid insurance in the amount of $16,928, prepaid subscriptions in the amount of $10,953, and miscellaneous other prepaid expenses totaling $47,800.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Machinery & Equipment	7	135,393	(14,024)	(6,321)	115,048
Furniture	7	36,305	(4,971)	-	31,334
Computers	3-5	61,534	(19,428)	-	42,106
Leased Assets: Equipment	3	736,644	(44,229)	-	692,415
Leasehold Improvements	5	190,967	(35,472)	-	155,495
Grand Total	**-**	**1,160,842**	**(118,125)**	**(6,321)**	**1,036,397**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Software	3	16,943	(7,529)	-	9,414
Grand Total	**-**	**16,943**	**(7,529)**	**-**	**9,414**

Inventory

The Company had a total inventory balance of $1,349,923 as of December 31st, 2021. The Company performs monthly inventory counts and uses the FIFO (First-in, First-out) method of accounting to value its inventory.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

See Note 3 – Related Party Transactions for details of related party receivable as well as the bad debt expense related to it that was recorded in 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Other Expenses

The Company incurred other expenses of $102,440 in 2021. The Company determined this fairly represented the amount of inventory that was paid for but would not be retrievable upon settling their pending litigation, which is discussed in further detail in Note 7 – Subsequent Events disclosure.

Rent and Lease

Office Lease: The Company leased its office space under a 2-year lease requiring monthly payments of $7,500. The lease was signed for a 2-year term that ran from November 2020 through November 2022. The lease was not renewed in November 2022.

Facility Lease: The Company leases 3 buildings that function as the production facility. The Terms of all three leases run through June 2024.The total rental for the three units is approximately $17,000 per month and is paid on the first of every month.

Minimum Lease Payments for The Next 5 Years for Office and Facility Leases

Year Ending December 31,	Payment
2022	286,500
2023	204,000
2024	102,000
2025	-
2026	-
Thereafter	-

Equipment Lease:

The Company entered into a finance lease agreement to lease manufacturing equipment with a starting lease liability of $736,644. The leases accrue interest at 9.82%. The lease began in August of 2021 and ends in July of 2024. The monthly lease payments include a payment of $14,733 in January of 2022 followed by 30 monthly payments of $25,783, which includes both principal and interest.

The agreement allows the Company to exercise the following options, by giving the lessor at least three months, but not more than twelve months written notice prior to the expiration of the base term (or any renewal term) of the end of term option it elects, including purchasing the equipment, extending or renewing the lease, or returning the equipment. If the Company has not elected any of those options, then the lessor shall have the right at the end of the base term to either cause the Company to purchase the equipment at fair market value, to extend the lease, or to return the equipment.

See Note 5 – Debt disclosure for additional information on lease as of December 31st, 2021. See Note 7 – Subsequent Events for additional information on lease after December 31st, 2021.

Accrued Expenses

The Company had accrued expenses totaling $1,063,905 as of December 31st, 2021. The total primarily consisted of accrued bonuses totaling $425,000, accrued settlement expense totaling $308,920 (See Note 7 – Subsequent Events disclosure for additional details), accrued payroll totaling $169,483, and miscellaneous other accrued expenses totaling $160,502.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates. Management has concluded that the estimated fair value of the Company’s stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's units issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2020	-	$-
Granted	97,298	$1.17
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2020	97,298	$1.17
Granted	345,036	$2.67
Exercised	(11,402)	$1.17
Expired/cancelled	(45,787)	$1.34
Total options outstanding, December 31, 2021	385,145	$2.45
Options exercisable, December 31, 2021	6,469	$1.32

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020		
Granted	97,298	$-
Vested	(5,068)	$-
Forfeited	-	$-
Nonvested options, December 31, 2020	92,230	$-
Granted	345,036	$-
Vested	(12,803)	$-
Forfeited	(45,787)	$-
Nonvested options, December 31, 2021	378,676	$-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

A summary of the warrant activity for the years ended December 31, 20120 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding on January 1, 2020	-	-
Grants	71,429	3.5
Exercised	(71,429)	3.5
Canceled	-	-
Outstanding on December 31, 2020	-	-
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding on December 31, 2021	-	-

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had advanced funds to owners for a prior business venture, which had a balance of $179,432 as of December 31st, 2020. In 2021, the owners determined that they would not be reimbursing the Company the total and therefore, the Company recorded bad debt expense for the total of $179,432 in 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company was involved with one pending litigation during the period under review, which led to a settlement agreement in 2022. See Note 7 – Subsequent Events disclosure for additional information. The Company had no other pending litigation outside of what is disclosed in Note 7 – Subsequent Events. The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Capital Leases Payable:

The following is an analysis of the leased assets included in Property and Equipment:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Leased Assets: Equipment	3	736,644	(44,229)	-	692,415

Minimum Lease Payments for The Next 5 Years for Leased Equipment

Year Ending December 31,	Payment
2022	240,451
2023	277,253
2024	174,711
2025	-
2026	-
Thereafter	-

Notes Payables:

The Company had drawn $325,000 down on a line of credit. The line of credit accrued interest at 1%. The balance was repaid in full on February 11th, 2021, and no additional utilization of the line occurred in 2021.

The Company had issued $6,878,513 of convertible notes out of an approved amount of $7,500,000 with the purpose of funding operations. The interest on the notes is 5%. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event of at least $1,000,000. In 2022, the remainder of the approved Notes were purchased bringing the total outstanding to $7,500,000. The Notes will convert into common stock in December of 2022 when the Company's Series B closes. The Company accrued interest of $90,240 as of December 31st, 2021, related to these notes.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$6,878,513
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 3,935,542 company units with no par value. Of the authorized company units, 1,711,397.50 were Class A Units, all of which were issued and outstanding as of 2021, 1,161,924.6762 were Class B Units, all of which were issued and outstanding as of 2021, 562,220 were Class C Units, 562,182 of which were issued and outstanding as of 2021 and 500,000 Class RR Units of which 11,401.88 were issued and outstanding as of 2021.

The RR Units are granted with a vesting period of 25% at 1 Year and 1/36th per month over next 36 months for a total vesting period of 4 years after grant date.

Voting: Class A/B/C unit holders are entitled to one vote per unit; Class RR unit holders are not entitled to any voting rights.

Liquidation preference:

With respect to Net Cash Flow from operations and in connection with a Sale of the Company. First, 20% to the Class A Members in proportion to their respective Percentage Interests and 80% to the Preferred Members on a pari passu basis in proportion to their respective Unreturned Capital Amounts, in each case until such time as each Preferred Member's Unreturned Capital Amount has been reduced to zero; and second, to all Members in proportion to their respective Percentage Interests, provided that distributions with respect to any Class RR Units intended to qualify as "profits interests" shall be adjusted as necessary to comply with the requirements set forth in IRS Revenue Procedure 93-27 (as clarified by Revenue Procedure 2001-43).

With respect to Net Cash Flow related to the Winding Up and liquidation of the Company. First, 100% to all Preferred Members, pro rata in proportion to each Member's Unreturned Capital Amount, until the Unreturned Capital Amounts of all Preferred Members have been reduced to zero; and next, to all Members in proportion to their respective Percentage Interests, provided that distributions with respect to any Class RR Units intended to qualify as "profits interests" shall be adjusted as necessary to comply with the requirements set forth in IRS Revenue Procedure 93-27 (as clarified by Revenue Procedure 2001-43).

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 21, 2022, the date these financial statements were available to be issued.

The Company raised a second round of Convertible Notes in 2022 totaling $2.2M as of the date of this review at an interest rate of 12%.

The Company entered into a settlement agreement with a previous vendor related to a contract entered into in 2020. Both parties listed in the settlement assert that the other party failed to fulfill its obligations under contract. The Company had accrued $308,920 related to the potential settlement as of December 31st, 2021. The settlement required the Company to pay out a total of $317,000 in 2022.

The Company reduced their workforce by 75% in July 2022 which substantially reduced its Internal Sales, Marketing and Administrative teams as well as its former CEO in an effort to reduce costs and move to an outsourced sales model.

The Company's line of credit was not renewed in December of 2022. The relationship was based on an annual renewal and the Company is pursuing other partners to provide a line of credit.

The Company entered into an agreement in 2022 to leaseback substantially all of its manufacturing equipment. There are 3 separate lease schedules under one Master Lease Agreement each for 36 months. The first lease, for $736k began on August 1st, 2021, for 36 months. The second lease was for $75,132 beginning January 1st, 2022 for 36 months. The third lease was for $103k beginning January 1st, 2022 for 36 months. All leases have an end of lease option to purchase equipment at FMV, extend the leases for an additional 12 months, or to return equipment to the lessor.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.